For Immediate Release

Contact:
ATA Inc. Benson Tsang, CFO Phone: +86 10 6518 1122 extension 5107 Email: bensontsang@ata.net.cn	Christensen Kathy Li Phone: +1 212 618 1978 Email: kli@christensenir.com

Tom Myers Phone: +86 139 1141 3520 Email: tmyers@christensenir.com

ATA Announces Results of Annual General Meeting of Shareholders

BEIJING, November 29, 2010 — ATA Inc. (“ATA” or the “Company”) (NASDAQ: ATAI), the leading provider of computer-based testing and testing-related services in China, today announced that it held its 2010 Annual General Meeting of Shareholders (AGM) on November 29, 2010. All of the proposals submitted to shareholders at the 2010 AGM were approved.

Specifically, the shareholders approved:

1. The re-election of each of Hope Ni and Alec Tsui as a class C director of the Company; and

2.	The appointment of KPMG as the Company’s independent auditor for the fiscal year ending March 31, 2011.

About ATA Inc.:

ATA is the leading provider of computer-based testing services in China. The Company offers comprehensive services for the creation and delivery of computer-based tests based on its proprietary testing technologies and test delivery platform. ATA’s computer-based testing services are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, securities, insurance, and accounting. ATA’s test center network comprised 2,006 authorized test centers located throughout China as of September 30, 2010. The Company believes it has the largest test center network of any commercial testing service provider in China. Combined with its test delivery technologies, this network allows ATA’s clients to administer large-scale nationwide tests in a consistent, secure, and cost-effective manner. ATA has delivered more than 37.2 million tests, including more than 27.1 million billable tests, since ATA started operations in 1999. During a single weekend in May 2010, using its test delivery platform, ATA delivered tests to approximately 639,000 test takers for the Securities Association of China. For further information, please visit ATA’s website at www.ata.net.cn.

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